Exhibit 99.2

OPC Energy Ltd.

Condensed Consolidated Interim Financial Statements

At March 31, 2020

(Unaudited)

OPC Energy Ltd.
Condensed Consolidated Interim Financial Statements
At March 31, 2020
Unaudited

Contents

Page

Auditors’ Review Report	2

Condensed Consolidated Interim Statements of Financial Position	3 – 4

Condensed Consolidated Interim Statements of Income	5

Condensed Consolidated Interim Statements of Comprehensive Income	6

Condensed Consolidated Interim Statements of Changes in Equity	7 – 8

Condensed Consolidated Interim Statements of Cash Flows	9 – 10

Notes to the Condensed Consolidated Interim Financial Statements	11 – 28

Somekh Chaikin KPMG Millennium Tower 17 Ha’arba’a St., POB 609, Tel-Aviv 6100601 03-6848000

Review Report of the Independent Auditors to the Shareholders of OPC Energy Ltd.

Introduction

We have reviewed the accompanying financial information of OPC Energy Ltd. (hereinafter – “the Company”) and its subsidiaries, including the condensed consolidated interim statement of financial position as at March 31, 2020 and the condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the three-month period then ended. The Board of Directors and Management are responsible for the preparation and presentation of financial information for this interim period in accordance with IAS 34 “Financial Reporting for Interim Periods”, and are also responsible for the preparation of financial information for this interim period in accordance with Section D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on the financial information for this interim period based on our review.

Scope of the Review

We conducted our review in accordance with Review Standard (Israel) 2410 “Review of Financial Information for Interim Periods Performed by the Independent Auditor of the Entity” of the Institute of Certified Public Accountants in Israel. A review of financial information for interim periods consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the above‑mentioned financial information was not prepared, in all material respects, in accordance with International Accounting Standard IAS 34.

In addition to that mentioned in the previous paragraph, based on our review, nothing has come to our attention that causes us to believe that the above‑mentioned financial information does not comply, in all material respects, with the disclosure requirements of Section D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Sincerely,

Somekh Chaikin
Certified Public Accountants (Isr.)

May 26, 2020

`Somekh Chaikin, an Israeli partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Financial Position

	At March 31		At December 31
	2020	2019	2019
	(Unaudited)		(Audited)
	In Thousands of New Israeli Shekels

Current Assets
Cash and cash equivalents	279,404	448,687	384,748
Short-term deposits and restricted cash	79,307	185,134	115,765
Trade receivables and accrued income	101,602	120,640	134,794
Other receivables and debit balances	116,420	25,742	69,975
Short-term derivative financial instruments	616	648	188
Total current assets	577,349	780,851	705,470

Non‑Current Assets
Long-term deposits and restricted cash	325,013	196,682	266,803
Long-term advance deposits and prepaid expenses	308,504	88,959	104,317
Deferred tax assets, net	5,263	3,274	5,240
Long-term derivative financial instruments	8,629	–	7,077
Property, plant and equipment	2,420,618	*2,372,485	2,344,920
Right‑of‑use assets	56,009	*61,154	56,832
Intangible assets	4,078	5,231	4,259
Total non‑current assets	3,128,114	2,727,785	2,789,448

Total assets	3,705,463	3,508,636	3,494,918

* Reclassified.

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Financial Position

	At March 31		At December 31
	2020	2019	2019
	(Unaudited)		(Audited)
	In Thousands of New Israeli Shekels

Current Liabilities
Short-term loans and current maturities	374,776	100,704	157,147
Trade payables	120,365	206,449	123,812
Dividend payable	–	53,600	–
Other payables and credit balances	38,512	37,813	41,641
Short-term derivative financial instruments	23,311	283	21,678
Current maturities of lease liabilities	2,411	2,367	2,400
Current tax liabilities	9,725	–	–
Total current liabilities	569,100	401,216	346,678

Non‑Current Liabilities
Long-term loans from banks and others	1,726,226	1,805,678	1,740,607
Debentures	252,309	282,883	252,309
Long-term lease liabilities	15,680	17,106	15,960
Long-term derivative financial instruments	29,433	–	–
Other long‑term liabilities	2,340	1,193	2,307
Employee benefits	177	177	177
Liabilities for deferred taxes, net	287,510	246,379	281,105
Total non-current liabilities	2,313,675	2,353,416	2,292,465

Total liabilities	2,882,775	2,754,632	2,639,143

Equity
Share capital	1,433	1,319	1,433
Premium on shares	635,283	361,005	635,283
Capital reserves	16,340	83,159	65,384
Retained earnings	112,987	234,342	85,226
Total equity attributable to the Company’s owners	766,043	679,825	787,326
Non‑controlling interests	56,645	74,179	68,449
Total equity	822,688	754,004	855,775

Total liabilities and equity	3,705,463	3,508,636	3,494,918

_______________________________	________________________	_________________________
Avisar Paz Chairman of the Board of Directors	Giora Almogy CEO	Tzahi Goshen CFO

Approval date of the financial statements: May 26, 2020

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Income

	For the
	Three Months Ended		Year Ended
	March 31		December 31
	2020	2019	2019
	(Unaudited)		(Audited)
	In Thousands of New Israeli Shekels

Sales	312,551	353,699	1,329,988

Cost of sales (net of depreciation and amortization)	205,129	223,550	910,347
Depreciation and amortization	22,836	26,830	110,997

Gross profit	84,586	103,319	308,644

Administrative and general expenses	15,053	16,953	61,743
Other income	70	1,001	21,409

Operating income	69,603	87,367	268,310

Financing expenses	21,334	20,145	100,028
Financing income	5,621	1,282	6,879
Financing expenses, net	15,713	18,863	93,149

Income before taxes on income	53,890	68,504	175,161

Taxes on income	15,927	17,595	50,425

Income for the period	37,963	50,909	124,736

Income attributable to:
The Company’s owners	27,761	39,611	90,495
Non‑controlling interests	10,202	11,298	34,241
Income for the period	37,963	50,909	124,736

Income per share attributable to the Company’s owners

Basic income per share (in NIS)	0.19	0.30	0.66

Diluted income per share (in NIS)	0.19	0.30	0.65

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Comprehensive Income

	For the
	Three Months Ended		Year Ended
	March 31		December 31
	2020	2019	2019
	(Unaudited)		(Audited)
	In Thousands of New Israeli Shekels

Income for the period	37,963	50,909	124,736

Components of other comprehensive loss that after the
initial recognition in the statement of comprehensive
income were or will be transferred to the statement
of income

Effective portion of change in the fair value of
cash-flow hedges	(39,654)	(1,601)	(28,989)

Net change in fair value of derivative financial
instruments used for hedging cash flows recorded
to the cost of the hedged item	3,444	(71)	4,668

Net change in fair value of derivative financial
instruments used to hedge cash flows transferred
to the statement of income	7,701	–	9,778

Tax benefit (taxes) in respect of items of other
comprehensive income (loss)	(172)	384	615

Total other comprehensive loss for the period,
net of tax	(28,681)	(1,288)	(13,928)

Total comprehensive income for the period	9,282	49,621	110,808

Total comprehensive income attributable to:
The Company’s owners	(920)	38,323	76,567
Holders of non‑controlling interests	10,202	11,298	34,241
Total comprehensive income for the period	9,282	49,621	110,808

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to the owners of the Company
			Capital reserve for transactions with non- controlling interests and in respect of merger

					Capital reserve for transactions with shareholders
						Capital reserve for share-based payments
		Premium on shares							Non- controlling interests
	Share capital			Hedging reserve			Retained earnings			Total equity
								Total
	(Unaudited)
	In Thousands of New Israeli Shekels

For the three‑month
period ended
March 31, 2020

Balance at
January 1, 2020	1,433	635,283	(3,510)	(13,477)	77,930	4,441	85,226	787,326	68,449	855,775
Acquisition of non-
controlling interests	–	–	(21,147)	–	–	–	–	(21,147)	(6)	(21,153)
Share-based payment	–	–	–	–	–	784	–	784	–	784
Dividends to holders
of non-controlling
interests	–	–	–	–	–	–	–	–	(22,000)	(22,000)
Other comprehensive
loss for the period,
net of tax	–	–	–	(28,681)	–	–	–	(28,681)	–	(28,681)
Income for the period	–	–	–	–	–	–	27,761	27,761	10,202	37,963
Balance at
March 31, 2020	1,433	635,283	(24,657)	(42,158)	77,930	5,225	112,987	766,043	56,645	822,688

For the three‑month
period ended
March 31, 2019

Balance at
January 1, 2019	1,319	361,005	2,598	451	77,930	3,770	230,731	677,804	80,480	758,284
Acquisition of non-
controlling interests	–	–	(1,501)	–	–	–	–	(1,501)	1	(1,500)
Share-based payment	–	–	–	–	–	1,199	–	1,199	–	1,199
Dividends to the
Company’s
shareholders	–	–	–	–	–	–	(36,000)	(36,000)	–	(36,000)
Dividends to holders
of non-controlling
interests	–	–	–	–	–	–	–	–	(17,600)	(17,600)
Other comprehensive
loss for the period,
net of tax	–	–	–	(1,288)	–	–	–	(1,288)	–	(1,288)
Income for the period	–	–	–	–	–	–	39,611	39,611	11,298	50,909
Balance at
March 31, 2019	1,319	361,005	1,097	(837)	77,930	4,969	234,342	679,825	74,179	754,004

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to the owners of the Company
			Capital reserve for transactions with non- controlling interests and in respect of merger

					Capital reserve for transactions with shareholders
						Capital reserve for share-based payments
		Premium on shares							Non- controlling interests
	Share capital			Hedging reserve			Retained earnings			Total equity
								Total
	In Thousands of New Israeli Shekels

For the year ended
December 31, 2019

Balance at
January 1, 2019	1,319	361,005	2,598	451	77,930	3,770	230,731	677,804	80,480	758,284
Issuance of shares
(less issuance
expenses)	110	271,485	–	–	–	–	–	271,595	–	271,595
Acquisition of
non-controlling
interests	–	–	(6,108)	–	–	–	–	(6,108)	5	(6,103)
Share-based payment	–	–	–	–	–	3,468	–	3,468	–	3,468
Exercise of options
and RSUs	4	2,793	–	–	–	(2,797)	–	–	–	–
Issuance of capital notes
to holders of non-
controlling interests	–	–	–	–	–	–	–	–	240	240
Dividend to the
Company’s
shareholders	–	–	–	–	–	–	(236,000)	(236,000)	–	(236,000)
Dividends to holders
of non-controlling
interests	–	–	–	–	–	–	–	–	(47,600)	(47,600)
Elimination of rights
of holders of
non-controlling
interests due to sale
of subsidiary (see also Note 24A(7))	–	–	–	–	–	–	–	–	1,083	1,083
Other comprehensive
loss for the year,
net of tax	–	–	–	(13,928)	–	–	–	(13,928)	–	(13,928)
Income for the year	–	–	–	–	–	–	90,495	90,495	34,241	124,736
Balance at
December 31, 2019	1,433	635,283	(3,510)	(13,477)	77,930	4,441	85,226	787,326	68,449	855,775

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Cash Flows

	For the
	Three Months Ended		Year Ended
	March 31		December 31
	2020	2019	2019
	(Unaudited)		(Audited)
	In Thousands of New Israeli Shekels
Cash flows from operating activities
Income for the period	37,963	50,909	124,736

Adjustments:
Depreciation and amortization	28,895	35,208	146,647
Financing expenses, net	15,713	18,863	93,149
Taxes on income	15,927	17,595	50,425
Gain on sale of subsidiary	–	–	(1,777)
Share-based payment transactions	784	1,199	3,468
Revaluation of derivative financial instruments	–	1,080	1,080
	99,282	124,854	417,728

Change in trade and other receivables	5,709	23,490	(3,015)
Change in trade and other payables	(22,965)	46,334	(18,965)
	(17,256)	69,824	(21,980)

Taxes on income received (paid), net	251	(4,042)	(4,189)

Net cash provided by operating activities	82,277	190,636	391,559

Cash flows from investing activities
Interest received	378	1,037	6,563
Short-term deposits and restricted cash, net	36,458	(892)	69,695
Withdrawals from long-term restricted cash	6,846	1,514	2,082
Deposits in long-term restricted cash	(64,752)	(16,236)	(91,000)
Deferred consideration from sale of subsidiary less cash sold	341	–	3,158
Long-term advance deposits and prepaid expenses	(188,409)	–	(11,184)
Acquisition of property, plant and equipment	(51,007)	(28,690)	(121,681)
Deferred consideration in respect of acquisition of
subsidiary (for details – see Note 5J)	(46,648)	–	–
Acquisition of intangible assets	–	(282)	(919)
Payments in respect of derivative financial instruments, net	(2,742)	(1,150)	(3,313)

Net cash used in investing activities	(309,535)	(44,699)	(146,599)

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Cash Flows

	For the
	Three Months Ended		Year Ended
	March 31		December 31
	2020	2019	2019
	(Unaudited)		(Audited)
	In Thousands of New Israeli Shekels
Cash flows from financing activities
Interest paid	(14,916)	(15,524)	(75,841)
Costs paid in advance in respect of taking out of loans	(13,223)	(984)	(6,535)
Dividend paid to the Company’s shareholders	–	–	(236,000)
Dividends paid to holders of non-controlling interests	(22,000)	–	(47,600)
Investments of holders of non-controlling interests in the
in the capital of a subsidiary	–	–	240
Proceeds from issuance of debentures, net of issuance
expenses	–	–	271,595
Receipt of short-term loans from banks, net	219,400	–	–
Receipt of long-term loans from banks and others	25,000	–	–
Repayment of long-term loans from banks and others	(40,460)	(9,929)	(67,682)
Repayment of debentures	–	–	(11,488)
Acquisition of non-controlling interests	(25,680)	–	(1,500)
Payment in respect of derivative financial instruments	(5,324)	–	(11,370)
Repayment of principal of lease liabilities	(331)	(583)	(1,562)

Net cash provided by (used in) financing activities	122,466	(27,020)	(187,743)

Increase (decrease) in cash and cash equivalents	(104,792)	118,917	57,217

Cash and cash equivalents at beginning of
the period	384,748	329,950	329,950

Impact of changes in the currency exchange rate on the
balances of cash and cash equivalents	(552)	(180)	(2,419)

Cash and cash equivalents at end of the period	279,404	448,687	384,748

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2020

Note 1 –	General

A.	The Reporting Entity

OPC Energy Ltd. (hereinafter – “the Company”) was incorporated in Israel on February 2, 2010. The Company’s registered address is 121 Menachem Begin Blvd., Tel‑Aviv, Israel. The Company is controlled by Kenon Holdings Ltd. (hereinafter – “the Parent Company”), a company incorporated in Singapore, the shares of which are “dual listed” for trading on both the New York Stock Exchange (NYSE) and the Tel‑Aviv Stock Exchange Ltd. (hereinafter – “the Stock Exchange”).

The Company is a publicly‑held company, and its securities are traded on the stock exchange. The Company and its subsidiaries, the financial statements of which are consolidated with those of the Company (hereinafter – “the Group”) are engaged in the area of generation of electricity and supply thereof to private customers and Israel Electric Company Ltd. (hereinafter – “IEC”), including initiation, development, construction and operation of power plants and facilities for the generation of energy. As at the date of the Report, the Group’s activities are carried on only in Israel. The Group’s electricity generation activities and the supply thereof focus on generation of electricity using conventional technology and cogeneration technology. The Group is also taking action to construct an open‑cycle power plant using conventional technology (a Peaker plant).

The Company owns two power plants: the Rotem power plant, which is owned by OPC Rotem Ltd. (hereinafter – “Rotem”) (which is held by the Company (80%) and by another shareholder (20%)), which operates using conventional technology having generation capacity of about 466 megawatts (MW); and OPC Hadera Ltd. (hereinafter – “Hadera”), which is currently in the test‑run stage of the power plant and its commercial operation date is expected to be in June 2020. The Hadera Power Plant will run using cogeneration technology and having an installed capacity of up to 148.5 MW. Furthermore, Hadera owns the Energy Center, which has installed capacity of 17.9 MW, which up to the date of commercial operation of the Hadera power plant supplies all the steam consumption and part of the electricity consumption of Hadera Paper Mills Ltd. (hereinafter – “Hadera Paper”), which is located adjacent to the Hadera Power Plant (the balance of the electricity consumption of Hadera Paper is supplied by Rotem). In addition, the Company holds full ownership of Zomet Energy Ltd. (hereinafter – “Zomet”), which is taking action to construct a power plant which runs by means of natural gas using conventional technology in an open cycle (a Peaker plant) having a capacity of about 396 MW, located proximate to the Plugot Intersection, in the area of Kiryat Gat, under Regulation 914 of the Electricity Authority. In February 2020, notification was received from the Electricity Authority whereby Zomet is in compliance with the conditions for proof of a financial closing, in accordance with that stipulated in its conditional license for construction of the Zomet Power Plant and in accordance with all law. For additional details regarding Zomet – see Notes 5I through 5O.

The Group’s activities are subject to regulation, including, among other things, the provisions of the Electricity Sector Law, 1996, and the regulations promulgated thereunder, resolutions of the Electricity Authority, the provisions of the Law for Promotion of Competition and Reduction of Business Concentration, 2013, the provisions of the Economic Competition Law, 1988, and the regulations promulgated thereunder, and regulation in connection with licensing of businesses, planning and construction, and environmental quality (protection). The Electricity Authority is authorized to issue licenses under the Electricity Sector Law (licenses for facilities having a generation capacity in excess of 100 MW also require approval of the Minister of Energy), supervise the license holders (including supply licenses and private generation licenses), determine tariffs and provide benchmarks for the level, nature and quality of the services that are required from a holder of a “Essential Service Provider” license. Accordingly, the Electricity Authority supervises both Israel Electric Company (IEC) and private electricity generators.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2020
Note 1 –	General (Cont.)

A.	The Reporting Entity (Cont.)

The Group’s activities are subject to seasonal fluctuations as a result of changes in the official Time of Use of Electricity Tariff (hereinafter – “the TAOZ”), which is regulated and published by the Electricity Authority. The year is broken down into 3 seasons: “summer” (July and August), “winter” (December, January and February) and “transition” (March through June and September through November) and for each season a different tariff is set. The Company’s results are based on the generation component, which is part of the TAOZ, and as a result there is a seasonal effect.

B.	Impacts of the Spread of the Coronavirus

At the end of 2019 and in the first quarter of 2020, there was an outbreak in China and thereafter throughout the world of the Coronavirus (COVID‑19), which in March 2020 was declared as a worldwide pandemic by the World Health Organization (hereinafter – “the Coronavirus Crisis”). Due to the Coronavirus Crisis, in the period of the Report and thereafter, movement (traffic) restrictions and restrictions on business activities were imposed by the State of Israel and countries throughout the world. In addition, the said Coronavirus crisis has caused, among other things, uncertainty and instability in the Israeli and global financial markets and economy. The operations of the Company’s active power plants, Rotem Power Plant and the Energy Center are continuing in the “restrictions’ period” as a result of their being “essential enterprises” while safeguarding the work teams and taking precautionary measures in order to prevent outbreak and spreading of the infection at the Company’s sites. As at the date of the Report, the Coronavirus crisis had not had a significant impact on the Company’s results and activities.

The Coronavirus Crisis and the movement restrictions, as referred to above, have impacted the Group’s activities, as stated below:

–
Taking into account the quarantine instructions and restrictions on entry into Israel as a result of spread of the Coronavirus (COVID‑19), there are delays in arrival of equipment as well as arrival of a foreign technical team required for completion of the stage of the acceptance tests of the Hadera Power Plant. The Company expects that the commercial operation date of the power plant will be in June 2020, however in light of the restrictions described, the said commercial operation date could be delayed even beyond June 2020.

–
As a result of the continuing global movement restrictions, both in Israel and worldwide, and the need for arrival of equipment from overseas, the Company estimates that the construction period of the Zomet Power Plant is likely to continue beyond 2022 and as at the publication date of the Report, it is expected to take place in the first quarter of 2023. Completion of the construction for purposes of the construction agreement for the Zomet Power Plant (as described in Note 25D to the annual financial statements) was extended by about three months concurrent with issuance of a work commencement order. For details regarding revision of the construction contract for Zomet – see Note 5L.

–
In March 2020, the maintenance contractor of the Rotem Power Plant (hereinafter – “Mitzubishi”) gave notice that in light of the restrictions on entry and the quarantine rules of the State of Israel, the maintenance work (hereinafter – “the Maintenance”) that was planned to be performed for the Rotem Power Plant in April 2020 will be postponed to October 2020. Mitzubishi’s position, which was rejected by Roterm, is that the above‑mentioned circumstances constitute “force majeure” pursuant to the provisions of the agreement with it. In light of postponement of the date of the Maintenance in March 2020, Rotem slowed the reduction (amortization) of the maintenance component in the Rotem Power Plant. The impact of the slowing of the reduction (amortization) on the results of the activities in March 2020 amounted to about NIS 1 million. It is noted that subsequent to the date of the report, in April 2020, Rotem shutdown the power plant for a number of days in order to perform internally‑initiated technical tests and treatments. The shutdown for several days and the postponement of the maintenance date are not expected to have a significant impact on the generation activities of the Rotem Power Plant and its results.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2020

Note 2 –	Basis of Preparation of the Financial Statements

A.	Declaration of compliance with International Financial Reporting Standards (IFRS)

The condensed consolidated interim financial statements were prepared in accordance with International Accounting Standard 34 (hereinafter – “IAS 34”), “Financial Reporting for Interim Periods” and do not include all of the information required in complete, annual financial statements. These statements should be read together with the financial statements for the year ended December 31, 2019 (hereinafter – “the Annual Financial Statements”). In addition, these financial statements were prepared in accordance with the provisions of Section D of the Securities Regulations (Periodic and Immediate Reports) 1970.

The condensed, consolidated, interim financial statements were approved for publication by the Company’s Board of Directors on May 26, 2020.

B.	Functional and presentation currency

The New Israeli Shekel (NIS) is the currency that represents the principal economic environment in which the Group operates. Accordingly, the NIS is the functional currency of the Group. The NIS also serves as the presentation currency in these financial statements. Currencies other than the NIS constitute foreign currency.

C.	Use of estimates and judgment

In preparation of the condensed consolidated interim financial statements in accordance with IFRS, Company management is required to use judgment when making estimates, assessments and assumptions that affect implementation of the policies and the amounts of assets, liabilities, income and expenses. It is clarified that the actual results are likely to be different than these estimates.

Management’s judgment, at the time of implementing the Group’s accounting policies and the main assumptions used in the estimates involving uncertainty, are consistent with those used in the Annual Financial Statements, except for that stated in Note 1 regarding update of the estimate of the balance of the remaining useful life of various vehicles in light of postponement of the maintenance at Rotem, and in Note 3.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2020

Note 3 –	Significant Accounting Policies

A.	The Group’s accounting policies in these condensed consolidated interim financial statements are the same as the policies applied in the Annual Financial Statements.

B.	First-time application of new accounting standards, amendments to standards and interpretations

1.	Amendment to IFRS 3 “” Business Combinations” (hereinafter – “the Amendment”)

The Amendment clarifies whether a transaction to acquire activities is the acquisition of a “business” or an asset. For purposes of this examination, the Amendment added the possibility of utilizing the concentration test so that if substantially all of the fair value of the acquired assets is concentrated in a single identifiable asset or a group of similar identifiable assets, the acquisition will be of an asset. In addition, the minimum requirements for definition as a business have been clarified, such as for example the requirement that the acquired processes be substantive so that in order for it to be a business, the operation shall include at least one input element and one substantive process, which together significantly contribute to the ability to create outputs. Furthermore, the Amendment narrows the reference to the outputs element required in order to meet the definition of a business and examples were added illustrating the aforesaid examination. The Amendment is effective for transactions to acquire an asset or business for which the acquisition date is in annual periods beginning on or after January 1, 2020.

2.
Amendments to IFRS 9 “Financial Instruments”, IAS 39 “Financial Instruments: Recognition and Measurement” and IFRS 7 “Financial Instruments: Disclosures: Reform of Benchmark Interest Rates” (hereinafter – “the Amendments”).

The Amendments include a number of mandatory leniencies that are relevant to examination of the effectiveness of hedge accounting ratios that are impacted by uncertainty deriving from reform of the IBOR interest rates (this reform is intended to result in cancellation of interest rates such as LIBOR and EURIBOR). For example:

–	Determination of the probability of occurrence of the hedged cash flows is to be based on the existing contractual cash flows and future changes due to the IBOR reform are to be ignored.

–
When examining prospective effectiveness, account is to be taken of the existing contractual conditions of the hedged item and the hedging instrument, and the uncertainty deriving from the reform is to be ignored.

The Amendments are to be applied retroactively commencing from January 1, 2020. The leniencies included as part of the Amendments will be discontinued prospectively at the earlier of: clarification of the uncertainty arising from the reform or the date on which the hedge ratios are discontinued.

In the Group’s estimation, application of the Amendments did not have a significant impact on the financial statements.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2020

Note 3 –	Significant Accounting Policies (Cont.)

C.	Accounting standards not yet adopted

1.	Amendment to IAS 1 “Presentation of Financial Statements: Classification of Liabilities as Current or Non‑Current”

The Amendment replaces certain classification requirements of liabilities as current or non‑current. For example, pursuant to the Amendment, a liability will be classified as non‑current where an entity has a right to postpone the payment for a period of at least 12 months after the period of the report, which is “material” and exists at the end of the period of the report. A right exists as at the date of the report only if an entity is in compliance with the conditions for postponement of the payment as at this date. In addition, the Amendment clarifies that a conversion right of a liability will impact is classification as current or non‑current, unless the conversion component is capital.

The Amendment will enter into effect for reporting periods commencing on January 1, 2022. Early application is permissible. The Amendment is to be applied retroactively, including adjustment of the comparative data. The Group has not yet commenced examination of the impacts of application of the Amendment on the financial statements.

2.	Amendment to IAS 16 “Property, Plant and Equipment: Receipts prior to Intended Use”

The Amendment cancels the requirement whereby in calculation of the costs that may be attributed directly to property, plant and equipment, a reduction is to be made from the costs of testing the proper functioning of the asset for the net proceeds from sale of any items produced in the process (such as samples produced at the time of testing the equipment). Instead, the said proceeds are to be recognized in the statement of income in accordance with the relevant standards and the cost of the items sold is to be measured pursuant to the measurement requirements of IAS 2 “Inventory”.

The Amendment will enter into effect for reporting periods commencing on January 1, 2022 or thereafter. Early application is permissible. The Amendment is to be applied retroactively, including revision of the comparative data, but only for items of property, plant and equipment that were brought to the location and position required for them to be able to function in the manner contemplated by management after the earliest reporting period presented on the initial application date of the Amendment. The cumulative impact of the Amendment will adjust the opening balance of the retained earnings of the earliest reporting period presented.

The Group has not yet commenced examining the impacts of the Amendment on the financial statements.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2020

Note 4 –	Financial Instruments

The carrying amounts in the books of certain financial assets and liabilities, including short‑term and long‑term deposits, cash and cash equivalents, restricted cash, trade receivables, other receivables, derivative financial instruments, short‑term loans and credit, trade payables and other payables are the same as or approximate their fair values.

The fair values of the other financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

Fair value

	At March 31, 2020
	Book	Fair
	Value*	Value
	In Thousands of NIS

Loans from banks and others	1,852,542	2,063,530
Debentures	286,180	311,061
	2,138,722	2,374,591

	At March 31, 2019
	Book	Fair
	Value*	Value
	In Thousands of NIS

Loans from banks and others	1,896,402	2,239,296
Debentures	297,300	321,587
	2,193,702	2,560,883

	At December 31, 2019
	Book	Fair
	Value*	Value
	In Thousands of NIS

Loans from banks and others	1,867,448	2,243,290
Debentures	282,864	324,623
	2,150,312	2,567,913

* Includes current maturities and accrued interest.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2020

Note 4 –	Financial Instruments (Cont.)

Derivative financial instruments are measured at fair value, using the Level 2 valuation method. The fair value is measured using the discounted future cash flows method, on the basis of observable data.

In addition, the Company enters into transactions in derivative financial instruments in order to hedge foreign currency risks and risks of changes in the CPI. Derivative financial instruments are recorded based on their fair value. The fair value of the derivative financial instruments is based on prices, rates and interest rates that are received from banks, brokers and through customary trading software. The fair value of the derivative financial instruments is estimated on the basis of the data received, using valuation and pricing techniques that are characteristic of the various instruments in the different markets. The fair value measurement of long-term derivative financial instruments is estimated by discounting the cash flows deriving from them, based on the terms and maturity of each instrument and using market interest rates for similar instruments as at the measurement date. Changes in the economic assumptions and the valuation techniques could materially affect the fair value of the instruments.

Set forth below is data regarding the representative rates of exchange and the Consumer Price Index (CPI):

		Exchange	Exchange
		rate of	rate of
		the dollar	the euro
	CPI	against	against
	(in points)	shekel	shekel

March 31, 2020	100.3	3.565	3.900
March 31, 2019	100.2	3.632	4.078
December 31, 2019	100.8	3.456	3.878

Change during the three-month period ended:
March 31, 2020	(0.5%)	3.1%	0.6%
March 31, 2019	(0.3%)	(3.1%)	(4.9%)

Change during the year ended:
December 31, 2019	0.3%	(7.8%)	(9.6%)

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2020

Note 5 –	Additional Information

General

A.
Further to that stated in Note 25B to the Annual Financial Statements, in January 2020, the decision of the Electricity Authority entered into effect regarding update of the electricity tariffs for 2020, whereby the rate of the generation component was reduced by 8% from NIS 290.9 per MWh to NIS 267.8 per MWh. The decline in the generation component, as stated, had a negative impact on the Company’s income in the first quarter of 2020 compared with the corresponding quarter last year.

B.
In February 2020, the Electricity Authority published its Decision from Meeting 573, held on January 27, 2020, regarding Amendment of Standards in connection with Deviations from the Consumption Plans (hereinafter – “the Decision”). Pursuant to the Decision, a supplier is not permitted to sell to its consumers more than the amount of the capacity that is the subject of all the undertakings it has entered into with holders of private generation licenses. In addition, the Authority indicates in the notes (clarifications) to the Decision that it is expected that the supplier will enter into private transactions with consumers in a scope that permits it to supply all their consumption from energy that is generated by private generators over the entire year. Actual consumption of energy at a rate in excess of 3% from the installed capacity allocated to the supplier will trigger payment of an annual tariff that reflects the annual cost of the capacity the supplier used as a result of the deviation, as detailed in the Decision (“Annual Payment in respect of Deviation from the Capacity”). In addition, the Decision provides a settlement mechanism in respect of a deviation from the daily consumption plan (surpluses and deficiencies), which will apply concurrent with the annual payment in respect of a deviation from the capacity. Application of the Decision is commencing from September 1, 2020.

According to the Decision, the said amendment will apply to Rotem after determination of supplemental arrangements for Rotem, which as the date of the Report had not yet been determined, and the Company is closely monitoring this matter. Therefore, as the publication date of the Report there is no certainty regarding the extent of the unfavorable impact of the Decision, if any, on the Company’s activities.

C.	In the first quarter of 2020, the Group acquired property, plant and equipment not for cash, in the amount of about NIS 13 million (in the first quarter of 2019 – about NIS 13 million).

The Company

D.	In January 2020, Maalot reconfirmed a rating of A– for the Company’s debentures (Series A).

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2020

Note 5 –	Additional Information (Cont.)

The Company (Cont.)

E.
Further to that stated in Note 15C4 to the Annual Financial Statements, in January 2020, Company withdrew a loan in the amount of about NIS 169 million from the short‑term credit framework (hereinafter – “the Loan”), which was used by the Company for purposes of payment of the Initial Assessment, as described in Note 5N. The loan bears interest at the annual rate of prime+0.6%. Subsequent to the date of the Report, on April 6, 2020, the Company repaid the Loan by means of taking out a substitute loan, in the amount of about NIS 169 million (hereinafter – “the Substitute Loan”). The Substitute Loan, which bore interest at the annual rate of prime + 1.7% was repaid on April 28, 2020.

F.
In March 2020, the Company took out a loan from Bank Mizrahi Tafahot Ltd., a related party of the Company, in the amount of NIS 50 million. The loan bore interest at the annual rate of prime+1.25% and was repaid, subsequent to the date of the Report, in May 2020.

G.	Guarantees provided by the Company in the period of the Report

–
Further to that stated in Note 5N to the Annual Financial Statements, in January 2020, the Company provided a bank guarantee in the name of Zomet for the benefit of Israel Lands Authority (hereinafter – “ILA”), in the amount of about NIS 60.5 million. For purposes of securing the guarantee, the Company made a bank deposit, in the amount of about NIS 30 million.

–
Further to that stated in Note 24A3 to the Annual Financial Statements regarding development levies to the Shafir Local Council, in March 2020 the Company updated the amount of the bank guarantee to the amount of about NIS 24 million. For additional details – see Note 5N.

–
Further to that stated in Note 24A3 to the Annual Financial Statements regarding a bank guarantee provided by Zomet provided for the benefit of the Electricity Authority in respect of its conditional license, in March 2020, the said guarantee was cancelled and the Company provided a bank guarantee on behalf of Zomet, in an amount that was updated to about NIS 15 million, pursuant to that stipulated in Zomet’s conditional license.

–
Further to that stated in Note 15C3 to the Annual Financial Statements regarding provision of a bank guarantee in order to secure the commitment to provide shareholders’ equity to Zomet, in the period of the Report, the bank guarantee was reduced to the amount of about NIS 157 million (linked to the CPI), and the deposit for securing the guarantee was reduced to the amount of about NIS 80 million. In addition, subsequent to the date of the Report, in May 2020, the guarantee was reduced to the amount of about NIS 110 million (linked to the CPI), and the deposit for securing the guarantee was reduced to the amount of about NIS 55 million.

–
Subsequent to the date of the Report, in April 2020, the Company provided on behalf of the Joint Company (as defined in Note 5N below) a bank guarantee, in the amount of about NIS 12.5 million. For additional details – see Note 5N.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2020

Note 5 –	Additional Information (Cont.)

The Company (Cont.)

H.
In the first quarter of 2020, due to changes in the inflationary expectations and in light of the changes in the projected interest rates, the Company recorded an increase in the liabilities as a result of revaluation of the financial derivative in respect of interest SWAP contracts, as described in Note 25N and Note 22D to the Annual Financial Statements (hereinafter – “the Derivative”), in the amount of about NIS 35 million, which was included in other comprehensive income. As at the date of the Report, the fair value of the Derivative amounted to about NIS 50 million. The Company deposits collaterals in order to secure its liabilities to the bank in connection with the Derivative. As at the date of the Report, the collateral amounted to about NIS 48 million. The valuation of the Derivative was made by an external independent appraiser. The value of the Derivative was calculated based on the discounted shekel cash flows linked to the CPI expected to be received less the discounted fixed shekel cash flows payable. The value was adjusted for the credit risks of the parties.

Zomet

I.
In February 2020, the Supreme Court sitting as the High Court of Justice cancelled the petition that was filed against the Electricity Authority, the plenary Electricity Authority, the State of Israel – the Ministry of Energy and Zomet by Or Power Energies (Dalia) Ltd. and Dalia Power Energies Ltd., which mainly included claims in connection with decisions and actions of the Electricity Authority relating to Regulation 914, and with reference to Zomet’s conditional license, as described in Note 24A3 to the Annual Financial Statements. Further to cancellation of the petition, as stated, notification of the Electricity Authority was received whereby Zomet is in compliance with the conditions for proving a financial closing, pursuant to that stated in the its conditional license and in accordance with law (hereinafter – “Financial Closing Approval”).

J.
In February 2020, in light of receipt of Financial Closing Approval, the conditions were completed for payment of the consideration in respect of Zomet’s shares in accordance with the third milestone, as described in Note 24A3 to the Annual Financial Statements, in the amount of about $15.8 million (about NIS 54 million) and about NIS 21 million in respect of 95% and 5% of the shares of Zomet, and the said consideration was paid in February and March 2020. As at the date of the Report, the Company had paid the full amount of the consideration for acquisition of Zomet’s shares and it holds 100% of the issued and paid‑up shares of Zomet.

K.
In February 2020, Zomet made the first withdrawal, in the amount of NIS 25 million, from the long‑term loan framework, as described in Note 15C3 to the Annual Financial Statements. The loan bears interest at the annual rate of prime+0.95% (which will be added to the loan principal up to the first interest payment date). The loan is to be repaid in quarterly payments, which will fall shortly before the end of the first or second quarter after the commencement date of the commercial operation of the Zomet Power Plant.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2020

Note 5 –	Additional Information (Cont.)

Zomet (Cont.)

L.
Further to that stated in Note 25D to the Annual Financial Statements, regarding Zomet’s construction agreement (hereinafter – “the Agreement”), against the background of the crisis caused by the outbreak of the Coronavirus and the restrictions imposed as a result thereof, March 2020, an amendment to the Agreement was signed whereby, among other things, it was agreed to issue a work commencement order to the construction contractor for commencement of the construction work and with respect to extension of the period for completion of the construction work pursuant to the Agreement by three months, and additional revisions were made taking into account extension of the period as stated.

M.
Further to that stated in Note 25F to the Annual Financial Statements, regarding Zomet’s gas transmission agreement, in February 2020 Zomet delivered to Israel Natural Gas Lines Ltd. a notification for commencement of performance of the construction work.

N.
In January 2020, ILA approved allotment of an area measuring about 85 dunams for purposes of construction of the Zomet Power Plant (hereinafter in this Section – “the Land”) and it signed a development agreement with Kibbutz Netiv Halamed Heh (hereinafter – “the Kibbutz”) in connection with the Land, which is valid up to November 5, 2024, which after fulfillment of its conditions a lease agreement will be signed for a period of up to November 4, 2044. In addition, in January 2020, the option agreement signed by Zomet and the Kibbutz for lease of the Land expired, and as part of its cancellation the parties signed an agreement of principles for establishment of a joint company, Zomet Netiv Limited Partnership (hereinafter – “the Joint Company” and “the Agreement of Principles for Establishment of the Joint Company”, respectively). Subsequent to the date of the Report, in May 2020, transfer of the rights from the Kibbutz to Joint Company in the registration records of ILA was made.

The Joint Company was established by the Company and the Kibbutz as a limited partnership under the name “Zomet Netiv Limited Partnership”, where the composition of the partners therein is: (1) General Partner – will hold 1% of the Joint Company; and the shares of the General Partner will be held by the Kibbutz (26%) and Zomet (74%); (2) limited partners – the Kibbutz and Zomet will hold 26% and 73% of the rights in the Joint Company as limited partners, respectively.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2020

Note 5 –	Additional Information (Cont.)

Zomet (Cont.)

N.	(Cont.)

As part of the agreement of principles for establishment of the Joint Company, it was provided that the Kibbutz will sell to the Joint Company its rights in the Land by force of which it will be possible to sign a development agreement with ILA – this being in exchange for an aggregate amount of NIS 30 million, plus VAT as per law, which the Joint Company paid to the Kibbutz in the period of the Report (amounts that were provided to it by Zomet). In the Agreement of Principles for Establishment of the Joint Company it was clarified that the Kibbutz acted as a trustee of the Joint Company when it signed the Development Agreement with ILA, and acted as an agent of the Joint Company when it signed the financial specification by virtue of which capitalization fees for the Land were paid, in the amount of about NIS 207 million (as detailed below). The Kibbutz also undertook that it will act as an agent and a trustee of the Joint Company, for all intents and purposes, in connection with every report that is required in connection with the transaction that is the subject of the above‑mentioned agreement of principles and regarding every matter that will be required from it by the Joint Company. Further to that stated above, in February 2020, an updated lease agreement was also signed whereby the Joint Company, as the owner of the Land, will lease the Land to Zomet, for the benefit of the project.

After approval by the competent authorities of ILA for allotment of the land for purposes of construction of the Zomet Power Plant, in January 2020, a financial specification was received from ILA in respect of the capitalization fees, whereby value of the Land (not including development expenses) was set based on the assessment at the amount of about NIS 207 million (not including VAT) (hereinafter – “the Initial Assessment”). The Initial Assessment is subject to control procedures that have not yet been completed and it may be updated at the close of the said control procedures. Pursuant to that stated in the Initial Assessment and for purposes of completion of the land transaction and receipt of the building permit (which was received in January 2020 and is required in order to receive approval of the Electricity Authority for the financial close for the Zomet Project), Zomet, in the name of the Joint Company and by means of the Kibbutz, arranged payment of the Initial Assessment in January 2020 at the rate of 75% of amount of the Initial Assessment and provided through the Company, the balance, at the rate of 25% as a bank guarantee in favor of ILA. For details regarding a short‑term loan the Company took out in order to pay the Initial Assessment, as stated, – see Note 5E. It is noted that the assessment in preliminary and there is no certainty regarding the amount of the final assessment that will be received. Pursuant to the arrangement with ILA, the Company will be permitted to contest the amount of the assessment when the final assessment is received after the conclusion of the required control processes. The Company intends to examine filing of a contest of the final assessment on the relevant dates. Furthermore, subsequent to the date of the Report, in April 2020, the Company provided a bank guarantee, in the amount of about NIS 12.5 million, at the request of the Taxes Authority in Israel, which requested to examine whether the Joint Company is subject to Purchase Tax in respect of payment of the capitalization fees made for the Land. In the position of Zomet, based on its legal advisors, it is more reasonable than not that the Joint Company will not be charged for payment of Purchase Tax, as stated and accordingly no provision was included in the financial statements.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2020

Note 5 –	Additional Information (Cont.)

Zomet (Cont.)

N.	(Cont.)

In addition, further to that stated in Note 24A3 to the Annual Financial Statements, regarding imposition of development levies to the Shafir Local Council (hereinafter – “the Council”), in January 2020 the Council sent Zomet a charge notification in respect of calculation of the levies, in the amount of NIS 36.5 million, of which in December 2019 the amount of NIS 13 million, which is not in dispute, was paid. In light of that stated, the Company updated the amount of the automatic guarantee it provided for Zomet in favor of the Council in respect of the amount in dispute between the parties to about NIS 24 million. In March 2020, Zomet filed an administrative petition against the Council in respect of the amount in dispute, as stated. As at the publication date of the Report, a hearing on the matter had not yet been held. In Zomet’s estimation, based on an opinion of its legal advisors, it is more reasonable than not that Zomet will not be required to pay an additional amount beyond the amount it paid in respect of the development levies and, accordingly, no provision was included in the financial statements.

All of the amounts paid in respect of the Land, as stated, were classified in the Company’s statement of financial position as at March 31, 2020 as “advance deposits” in the “long‑term receivables” category since transfer of the rights from the Kibbutz to the Joint Company in the records of ILA has not yet been made as at the date of the Report. In light of transfer of the rights from the Kibbutz to the Joint Company in the records of ILA subsequent to the date of the Report, in May 2020, the amounts paid in respect of the land, as stated, will be reclassified in the Company’s statement of financial position as at June 30, 2020 to the category “right‑of‑use assets”.

O.
In January 2020, Zomet signed an agreement for acquisition of available capacity and energy and provision of infrastructure services between Zomet and Israel Electric Company (IEC). As part of the agreement, Zomet undertook to sell energy and available capacity from its facility to IEC, and IEC committed to provide Zomet infrastructure services and management services for the electricity system, including back‑up services – all of this in accordance with that stipulated in the agreement, the provisions of law and the benchmarks. Pursuant to the terms of the agreement, part of the rights and obligations of IEC pursuant to the agreement will be assigned in the future to the System Administrator.

The agreement will remain in effect up to the end of the period in which Zomet is permitted to sell available capacity and energy in accordance with the provisions of its generation license (that is, up to the end of 20 years from the commercial operation date of Zomet). Nonetheless, in a case where IEC will be prevented from acquiring available capacity and energy due non‑extension of its license or receipt of an alternative license, the agreement will come to an end on the date on which the preventing factor, as stated, occurs. The agreement provides that Zomet will allot all of the power plant’s capacity to a fixed availability arrangement, where a condition for acquisition of fixed availability will be compliance with mandatory criteria, as stipulated in Regulation 914. The power plant will be operated based on the directives of the System Administrator, pursuant to the provisions of Regulation 914. Furthermore, the agreement includes provisions that cover connection of the power plant to the electricity grid, provisions relating to the planning, construction and maintenance of the power plant, and provisions addressing acquisition of the power plant’s available capacity.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2020

Note 5 –	Additional Information (Cont.)

Zomet (Cont.)

O.	(Cont.)

The agreement provides, among other things, that the System Administrator will be permitted to disconnect supply of the electricity to the electricity grid if Zomet does not comply with the safety provisions as provided by law or a safety provision of the System Administrator that were delivered to it in advance and in writing. In addition, Zomet committed to comply with the availability and credibility requirements stipulated in its license and in Regulation 914, and to pay for non‑compliance therewith, in accordance with that provided in Regulation 914.

Hadera

P.
Further to that stated in Note 25G to the Annual Financial Statements, in March 2020, the preconditions provided in the amendment to Hadera’s natural gas supply agreement with the Tamar Group were fulfilled.

Q.
Further to Hadera’s request in January 2020 to the Electricity Authority for an extension of the commercial operation date stipulated in Hadera’s conditional license (as described in Note 15C2 to the Annual Financial Statements), in March 2020, the Electricity Authority approved Hadera’s request for an extension of the commercial operation date, as stated, by 12 months (up to March 2021). Extension of the commercial operation date was approved together with realization of the bank guarantee provided by Hadera, in the amount of NIS 1.2 million. After realization of the guarantee, Hadera provided a substitute bank guarantee as required by its conditional generation license, in the same amount. In addition, in March 2020, Hadera’s lenders approved extension of the final date for commercial operation stated in Hadera’s financing agreement up to the end of June 2020, as well as to update of the financial covenant regarding the minimum balance of cash and cash equivalents the Company is committed to hold by the amount NIS 100 million, such that only as at March 31, 2020, the Company was required to hold a balance of cash and cash equivalents in the amount of NIS 90 million.

R.
In March 2020, Hadera made the first payment of principal and interest in accordance with the repayment schedule including in Hadera’s financing agreement, in the amount of about NIS 9 million and NIS 7 million, respectively. Payment of the debt as stated was made out of sources the Company provided to Hadera.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2020

Note 5 –	Additional Information (Cont.)

Hadera (Cont.)

S.
Further to that stated in Note 25D to the Annual Financial Statements, pursuant to the construction agreement Hadera is entitled to certain compensation from SerIDOM Servicios Integrados IDOM S.A.U. (hereinafter – “the Construction Contractor”) in respect of delay in completion of the construction. As a result, as at March 31, 2020 the balance of the asset receivable in respect of agreed compensation from the Construction Contractor amounts to about NIS 67 million (and in the period of the Report, Hadera recognized an asset, in the amount of about NIS 16 million).

Rotem

T.
Further to that stated in Note 25G to the Annual Financial Statements, in March 2020, the preconditions provided in the amendments to Rotem’s natural gas supply agreement with the Tamar Group and Energean were fulfilled.

U.
In March 2020, Rotem distributed dividends, on two dates, in the aggregate amount of NIS 110 million. The shares of the Company and of the non‑controlling interests amount to NIS 88 million and NIS 22 million, respectively. For purposes of securing distribution of the dividends, Rotem’s shareholders provided bank guarantees in favor of Rotem’s lenders, in the aggregate amount of NIS 40 million – this being based on the relative shares of the shareholders in their holdings in Rotem (the Company share amounted to NIS 32 million). The guarantee will remain in effect up to the date the semi‑annual (six months) and/or annual financial statements of Rotem indicate that in accordance with the provisions of Rotem’s financing agreement, Rotem was entitled to make a distribution, based on the said statements, in a cumulative amount of at least NIS 40 million.

V.
In February 2020, the Rating Committee of Midroog Ltd. (hereinafter – “Midroog”) reconfirmed Rotem’s long‑term rating at the level of Aa2 with a stable rating outlook and the rating of Rotem’s senior debt at the level of Aa2 with a stable rating outlook.

Note 6 –	Revenues Revenues from Contracts with Customers

Breakdown of the revenues from sales:

	For the
	Three Months Ended		Year Ended
	March 31		December 31
	2020	2019	2019
	(Unaudited)		(Audited)
	In Thousands of New Israeli Shekels

Revenues from sale of electricity	296,420	337,858	1,271,200
Revenues from sale of steam	16,131	15,841	58,788
	312,551	353,699	1,329,988

Note 7 –	Events Occurring Subsequent to the Date of the Report

A.
In April 2020, the Company signed an agreement for construction of a facility for generation of electricity (hereinafter – “the Generation Facility”), which is to be constructed in the factory yard of the consumer, having an aggregate capacity of 10 megawatts that is powered by natural gas. The Company is to sell electricity to the consumer from the Generation Facility for a period of 15 years, starting from the commercial operation date of the Generation Facility. The planned commercial operation date is in accordance with terms stipulated in the agreement, and in any case no later than after the passage of 24 months from the signing date of the agreement. The construction cost of the Generation Facility is estimated at about NIS 40 million.

B.
In April 2020, the Company issued debentures (Series B) having a par value of NIS 400 million. The debentures are registered for trading on the Tel‑Aviv Stock Exchange, are linked to the CPI and bear interest at the annual rate of 2.75%. The debentures are to be repaid in unequal semi‑annual payments (on March 31, and September 30 of every calendar year), commencing from March 31, 2021 and up to September 30, 2028 (the first payment of interest falls on September 30, 2020). The debentures were rated A3 by Midroog and A– by Maalot.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2020

Note 7 –	Events Occurring Subsequent to the Date of the Report (Cont.)

B.	(Cont.)

The trust certificate includes customary grounds for calling the debentures for immediate repayment (subject to the cure periods provided), including insolvency events, liquidation proceedings, receivership, a stay of proceedings and creditors’ arrangements, certain structural changes, a significant worsening in the Company’s position, etc. In addition, there is a right to call the debentures for early repayment: (1) in a case of calling another debenture series (traded on the Stock Exchange or on the Consecutive Institutional System) issued by the Company or other financial debt (or a number of debts, as stated, cumulatively) of the Company and of subsidiaries (not including a case of calling for immediate repayment of non‑recourse debt), including foreclosure of guarantees (which secure repayment of debt to a financial creditor) provided by the Company or by subsidiaries to a creditor, in an amount that is not less than U.S.$40 million; (2) upon breach of financial covenants provided during two consecutive examination periods; (3) in a case as stated in subsection (2) (this being even without waiting for the second examination period), if the Company executed an unusual transaction with a controlling shareholder (that is not in accordance with the Companies Regulations (Leniencies in Transactions with Interested Parties), 2000, without receipt of advance approval from the holders of the debentures in a special decision); (4) if an asset or number of assets of the Company was/were sold in an amount constituting more than 50% of the value of the assets in the consolidated financial statements during a consecutive period of 12 months or upon executing a change in the Company’s main activities (“the Company’s main activities” – the energy sector, including the area of generation of energy from power plants and from renewable energy sources); (5) upon occurrence of certain events of loss of control by the controlling shareholder; (6) in a case of discontinuance of a rating for a certain period of time; (7) in a case of discontinuance of trading for a certain period of time or elimination of the debentures from trading; (8) if the Company ceases to be a reporting corporation; (9) in a case where a “going concern” caveat is recorded in the Company’s financial statements relating only to the Company itself, for a period of two consecutive quarters; and (10) if the Company breaches its commitment not to create a general floating lien on its existing and future assets and rights in favor of any third party without the conditions provided in the trust certificate having been fulfilled – all of the above as detailed in the trust certificate signed between the Company and Reznik Paz Nevo Trusts Ltd. on April 22, 2020.

In addition, the trust certificate includes a commitment of the Company to comply with financial covenants and restrictions provided (including restrictions applicable to a distribution, restrictions applicable to expansion of a series, provisions for adjustment of interest in a case of a rating change or non‑compliance with a financial covenant). Financial covenants include compliance with a ratio of the consolidated net financial debt less the financial debt designated for construction of projects that have not yet commenced producing EBITDA, to the adjusted EBITDA that does not exceed 13 (and for purposes of a distribution as defined in the trust certificate that does not exceed 11), there must be minimum shareholders’ equity of NIS 250 million (and for purposes of a distribution NIS 350 million), and the ratio of the shareholders’ equity to the total assets must be at a rate that is not less than 17% (and for purposes of a distribution a rate that is not less than 27%).

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2020

Note 7 –	Events Occurring Subsequent to the Date of the Report (Cont.)

B.	(Cont.)

As at March 31, 2020: (1) the Company’s shareholders’ equity was NIS 765 million; (2) the ratio of the shareholders’ equity to the Company’s total assets was 58%; (3) the ratio of the net consolidated financial debt less the financial debt designated for construction of projects that have not yet commenced producing EBITDA and the adjusted EBITDA is 3.45.

In addition, the trust certificate includes a commitment not to create a general floating lien on the Company’s existing and future assets and rights in favor of any third party without one of the conditions provided in the draft trust certificate having been fulfilled – all of this in accordance with the conditions provided in the trust certificate (it is clarified that the Company and/or related companies (including partnerships) will be permitted to create a fixed or floating lien on a Company asset or assets, without any of the said conditions having been fulfilled).

The terms of the debentures also include the possibility of an increase in the interest rate in certain cases of a change of the rating and in certain cases of non‑compliance with a financial covenant (in accordance with clauses provided in the trust certificate). The Company’s ability to expand the debenture series was limited under certain conditions, including maintenance of the rating of the debentures as it was immediately preceding expansion of the series and an absence of a breach.

C.
In May 2020, the Company and Noy Power Plants, Limited Partnership (a partnership established by Noy Fund 3, Limited Partnership) (hereinafter – “the Noy Fund”) submitted a purchase offer in the framework of the tender for sale of the Ramat Hovav power plant, a power plant powered by natural gas, that was published by Israel Electric Company (hereinafter – “the Tender”) – this being through by means of a joint special purpose company (SPC) the shares of which are held in equal shares (50%–50%) by the Company and the Noy Fund – OPC Noy Ramat Hovav Ltd. (hereinafter – “the Joint Company”). In addition, for purposes of securing the commitments of the Joint Company in the framework of the purchase offer submitted, the Company and the Noy Fund provided a financial guarantee, in the aggregate amount of about NIS 30 million (in equal shares between them).

D.
In May 2020, the Company’s Board of Directors approved a private issuance to an officer of 99,227 options exercisable for 99,228 ordinary shares of NIS 0.01 par value of the Company and 28,732 RSUs (hereinafter – “the Offered Securities”). The Offered Securities were issued in accordance with the Company’s options’ plan (for details see Note 17B to the annual financial statements) under the Capital Track (with a trustee), in accordance with Section 102 of the Income Tax Ordinance, in four equal tranches, which may be exercised on a net basis. The vesting conditions and expiration dates of the Offered Securities are as follows:

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2020

Note 7 –	Events Occurring Subsequent to the Date of the Report (Cont.)

D.	(Cont.)

Tranche No.	Vesting Conditions	Expiration Dates

1st tranche	At the end of 12 months from the grant date	At the end of 36 months from the vesting date
2nd tranche	At the end of 24 months from the grant date	At the end of 24 months from the vesting date
3rd tranche	At the end of 36 months from the grant date	At the end of 24 months from the vesting date
4th tranche	At the end of 48 months from the grant date	At the end of 24 months from the vesting date

The exercise price of each of the options issued is NIS 25.81 (unlinked). The exercise price is subject to certain adjustments (including in respect of distribution of dividends, issuance of rights, etc.).

The average fair value of each option granted was estimate proximate to the issuance date, using the Black and Scholes model, at NIS 7.76 per option. The calculation is based on a standard deviation of 31.48%, a risk‑free interest rate of 0.36% to 0.58% and an expected life of 4 to 6 years. The fair value of the RSU Units was estimated based on the price of a Company share on May 11, 2020, which was NIS 26.80.

The cost of the benefit embedded in the options based on the fair value on the date of their issuance amounted to about NIS 1,540 thousand. This amount will be recorded in the statement of income over the vesting period of each tranche.

E.
In May 2020, the Company signed an agreement (through a designated company that is wholly owned by the Company (“the Subsidiary”)) with SMS IDE Ltd. (“IDE”), which on May 26, 2020 received notification that it won a tender of the State of Israel for construction, operation, maintenance and transfer of a seawater desalinization facility on the “Sorek B” site (“the Desalinization Facility”), whereby if IDE signs a BOT agreement with the State of Israel, the Subsidiary will construct, operate and maintain a power plant powered by natural gas with a generation capacity of up to 99 MW on the premises of the Desalinization Facility (“the Power Plant”), and will supply the energy required for the Desalinization Facility for a period of 25 years (“the IPP Agreement”). The Power Plant is expected to be constructed under the “Regulation for Generators of Ultra‑High Voltage that are Established Without a Competitive Process”, which was published by the Electricity Authority in March 2019.